SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                   RYANAIR ANNOUNCES RECORD HALF YEAR PROFITS
  NET PROFIT RISES BY 39% TO EUR329M - TRAFFIC GROWS 23% TO 22m RAISES FULL YEAR
                           GUIDANCE: UP 16% TO EUR350M.


Ryanair, Europe's largest low fares airline, today (Monday, 6th November 2006) announced record half year profits of EUR329m. Traffic grew by 23% to 22.1m passengers, yields increased by 9% as total revenues rose by 33% to EUR1.256bn. Unit costs increased by 7.5% as fuel costs rose by 42% to EUR337m. Despite these significantly higher fuel costs, Ryanair's after tax margin for the half year rose by 1 point to 26% as half year net profits increased by 39% to EUR329m.

Summary Table of Results (IFRS) - in Euro

Half Year Ended                  Sept 30, 2005  Sept 30,2006  % Increase

Passengers                              18.0m           22.1m         23%

Revenue                             EUR946.2m     EUR1,256.4m         33%

Profit after Tax (note 1)             EUR237m         EUR329m         39%

Basic EPS (Euro Cents) (note1)         31.00            42.67         38%


Note 1: Adjusted profit after tax and EPS during the half year ended 30 September 2005 excludes a receipt, net of tax, of EUR5.2m arising from the settlement of an insurance claim for the scribing of 6 Boeing 737-200 aircraft.

Announcing these results Ryanair's CEO, Michael O'Leary, said:

"Ryanair has again, delivered record half year profits despite intense competition and very high fuel prices. The Ryanair lowest fare model has repeatedly proven that it can generate increased profitability and significant passenger growth during difficult trading conditions while many of our competitors are struggling to deliver profits or are losing money.

"Summer yields rose by 9% despite a 22% increase in seat capacity. This benign yield environment continues to be driven by the multiple fuel surcharges imposed by European flag carriers, which has widened the gap between their high fares and Ryanair's lowest fares. Our unwavering determination to avoid fuel surcharges has enabled us to deliver rapid traffic growth and generate higher profits. Load factors were up 1 point as we launched 42 new routes and 3 new bases.

"Ancillary revenues grew by 27%, again faster than the growth in passenger volumes. Need a Hotel, our online hotel provider, has decided to terminate our agreement with effect from December 31st, 2006. Whilst the terms of our agreement are confidential, we anticipate that returns for the remainder of the fiscal year will remain unaffected. We are confident that we can replace Need a Hotel without affecting the returns this business generates. We also recently launched our Bingo/Gaming website and our 15 million unique visitors each month will now be offered the lowest fares and a flutter on our Bingo/Gaming website. As we roll out our onboard mobile phone system next summer, passengers will also be able to have a flutter whilst travelling on our 437 routes across Europe.

"We introduced a new service enhancement in November that will allow all passengers to enjoy on-line check-in and/or priority boarding for just GBP2/EUR3 per flight. Passengers travelling with hand luggage only, will continue to by pass check-in queues and go directly to their boarding gate. This new service will extend the priority boarding facility to passengers travelling with checked-in luggage who will now be entitled to board the aircraft first and choose their seats.

"Unit costs increased by 7.5% primarily due to higher fuel, staff and airport and handling costs. Fuel costs rose by 42% to EUR337m despite being almost fully hedged during the quarter reflecting higher world fuel prices. For the remainder of this fiscal year, we are 90% hedged at rates equivalent to $73 per barrel. We have used the recent weakness in forward oil prices to hedge 50% of our requirements for the quarter from October to December 2007 at a cost which is 10% lower than comparable Q3 this year. We continue to monitor forward prices with a view to hedging our requirements for fiscal 2008 when opportunities arise.

"Our new bases at Liverpool, East Midlands and Shannon performed well over the summer, however, fares at Shannon continue to be materially lower than expected. We announced 3 new bases at Bremen, Marseille and Madrid and advance bookings at all 3 are strong. We announced a further 4 aircraft and 20 new routes at our Dublin base commencing in early 2007 and these are already booking strongly. In August we achieved another milestone and became the first European low fares airline to carry 4m passengers in one month.

"In October we exercised options for 32 Boeing 737-800 next generation aircraft to be delivered between September 2008 and June 2009 as part of our plan to double in size to over 80m passengers by 2012. We also ordered 10 more aircraft simulators (5 firm, 5 options), which will be delivered between 2008 and 2013 and will enable us to further reduce pilot training costs whilst improving safety and training.

"We continue to oppose the BAA airport monopoly plans to build a GBP4bn gold plated Taj Mahal at Stansted which we believe could be built for GBP1bn. The BAA monopoly continues to build facilities, which do not meet users needs. Until there is competition between the three London airports, airport charges will continue to rise and passengers will have to suffer these over specified, inefficient facilities. Ryanair continues to campaign for the break up of the BAA airport monopoly. We are deeply concerned by the continuing under staffing of security at Stansted airport which has led to repeated passenger and flight delays. The management of Stansted security is inept, and the BAA has again proven that it is incapable of providing adequate or appropriate security services at Stansted. This shambles again highlights that the BAA is an inefficient, incompetent airport monopoly which should be broken up.

"The tragedy at Dublin airport continues where the DAA monopoly recently obtained planning approval for a second terminal at a cost of EUR750m which is
4.5 times more than the EUR170m cost it announced just 11 months earlier in Sept. 2005. Only a government owned monopoly would seek a cost increase of over 4 fold - with no increase in passenger capacity - prior to applying for planning permission! The DAA has recently proposed that an outrageous 60% increase in charges at Dublin Airport to recoup the inflated cost of this facility which Ryanair passengers will never use. Ryanair will continue to oppose this waste and has appealed the planning decision.

"On the 5th October, we announced a Cash Offer for Aer Lingus of EUR2.80 per share which valued Aer Lingus at approximately EUR1.48bn. We have acquired a 19.2% stake in Aer Lingus at a cost of EUR254m. We believe there are significant opportunities, by combining the purchasing power of Ryanair and Aer Lingus, to substantially reduce its operating costs, increase efficiencies, and pass these savings on in the form of lower fares to Aer Lingus' consumers. We plan to retain the Aer Lingus brand and the Heathrow slots, and up-grade their dated longhaul product and are committed to reducing their shorthaul fares by 2.5% per year for a minimum of 4 years. We believe the combination of Aer Lingus and Ryanair into one strong Irish airline group will be rewarding for consumers and will enable us both to vigorously compete with the mega carriers in Europe. The EU Competition Authority is currently reviewing the proposed acquisition and we anticipate that the final outcome of their regulatory review will not be known until late December, 2006. If our offer is not accepted by a majority of Aer Lingus shareholders, we will continue to be a significant minority shareholder, and will exercise whatever influence we can to encourage Aer Lingus to reduce costs and offer lower fares which is, we believe, its best strategy for the future.

"We remain cautious in our outlook for H2 as we roll out substantial capacity expansion and suffer significantly higher oil prices than the comparable period last year. However, we expect to deliver significant traffic growth as we launch 130 new routes and 3 new bases, (Marseilles, Bremen and Madrid), albeit at slightly lower load factors (down 2% monthly on last year) during H2 which should result in better yield stability. The benign yield environment continues thanks to multiple fuel surcharges of our competitors. Based on a reasonable level of visibility, it now appears likely that yields in Q3 will be +2% to +3% compared to our original forecast of a -5% decline. With little visibility in Q4, we believe that yields may be slightly lower but not as much as the -5% decline previously guided. Accordingly, we now expect yields to be flat over the winter period although our net profit for H2 will still be lower than last year. As a result, we now expect that the increase in Net Profit after tax for the fiscal year will be approx. +16% to EUR350m, higher than our previous guidance of approximately +11% to EUR335m.

"Whilst intense competition in the market continues, Ryanair's unique combination of the lowest fare in every market, lowest cost base and industry leading customer service will enable us to continue to lead the low fares revolution for the benefit of our passengers, our staff and our shareholders".

Ryanair today announced that the Board of Directors intend to seek shareholder approval for a 2 for 1 stock split at the Extraordinary General meeting to be held in December on the proposed acquisition of Aer Lingus. The purpose of the stock split is to improve the marketability and liquidity of the stock. The existing ratio of 5 ordinary shares to 1 ADR will be retained.


ENDS.                                             Monday, 6th November 2006


For further information         Howard Millar                Pauline McAlester
please contact:                 Ryanair Holdings Plc         Murray Consultants
www.ryanair.com                 Tel: 353-1-8121212           Tel: 353-1-4980300


The directors of Ryanair accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Ryanair (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Terms defined in the Offer Document issued by Ryanair on 23 October, 2006 have the same meaning in this announcement.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fares airline with 18 bases and 437 low fare routes across 24 countries. By the end of March 2007 Ryanair will operate an entire fleet of 134 new Boeing 737-800 aircraft with firm orders for a further 117 new aircraft (net of planned disposals), which will be delivered over the next 5 years. Ryanair currently employs a team of 3,900 people and expects to carry approximately 42 million scheduled passengers in the current year.


Ryanair Holdings plc and Subsidiaries                                                            Page 1
Consolidated Income Statement in accordance             Quarter    Quarter    Half year       Half year
with IFRS (unaudited)                                     ended      ended        ended           ended
                                                        Sep 30,    Sep 30,      Sep 30,         Sep 30,
                                                           2006       2005         2006            2005
                                                        EUR'000    EUR'000      EUR'000         EUR'000
                                                        -------    -------      -------         -------
Operating revenues
Scheduled revenues                                      602,089    470,495    1,092,102         816,781
Ancillary revenues                                       87,700     71,027      164,321         129,379
                                                        -------    -------      -------         -------
Total operating revenues
  -continuing operations                                689,789    541,522    1,256,423         946,160
                                                        -------    -------      -------         -------

Operating expenses
Staff costs                                              57,107     41,494      113,844          83,646
Depreciation                                             36,035     29,672       71,622          61,337
Operating expenses
           Fuel & oil                                   169,580    126,967      337,042         236,873
           Maintenance, materials and repairs            10,613      7,625       21,313          16,775
           Marketing & distribution costs                 5,885      3,387       11,608           8,729
           Aircraft rentals                              12,996     10,679       25,394          20,737
           Route charges                                 50,305     42,563       98,384          83,933
           Airport & handling charges                    71,222     55,465      139,097         110,039
           Other                                         26,942     21,440       52,312          41,977
                                                        -------    -------      -------         -------
Total operating expenses                                440,685    339,292      870,616         664,046
                                                        -------    -------      -------         -------
Operating profit before exceptional items               249,104    202,230      385,807         282,114
Aircraft insurance claim                                      -          -            -           5,939
                                                        -------    -------      -------         -------

Operating profit after exceptional items -
continuing operations                                   249,104    202,230      385,807         288,053
                                                        -------    -------      -------         -------
Other (expenses)/income
Foreign exchange (losses)/gains                            (908)      (481)      (1,229)            463
(Loss) on disposal of property, plant & equipment             -        (16)           -             (16)
Finance income                                           16,069      9,211       28,923          17,821
Finance expense                                         (20,698)   (18,364)     (41,311)        (36,799)
                                                        -------    -------      -------         -------
Total other (expenses)/income                            (5,537)    (9,650)     (13,617)        (18,531)
                                                        -------    -------      -------         -------

Profit before taxation                                  243,567    192,580      372,190         269,522
Tax on profit on ordinary activities                    (30,122)   (20,046)     (43,063)        (27,347)
                                                        -------    -------      -------         -------

Profit for the period                                   213,445    172,534      329,127         242,175
                                                        =======    =======      =======         =======

Earnings per ordinary share
                   -Basic(Euro cent)                      27.66      22.51        42.67           31.68
                   -Diluted(Euro cent)                    27.45      22.35        42.39           31.47
Adjusted earnings per ordinary share*
                   -Basic(Euro cent)                      27.66      22.51        42.67           31.00
                   -Diluted(Euro cent)                    27.45      22.35        42.39           30.79
Number of ordinary shares(in 000's)
                   -Basic                               771,722    766,453      771,413         764,509
                   -Diluted                             777,491    771,875      776,456         769,603

* Calculated on profit for the year before exceptional items (net of tax).



Ryanair Holdings plc and Subsidiaries                                                            Page 2
Consolidated Balance Sheet in accordance with                                Sep 30,            Mar 31,
IFRS (unaudited)                                                                2006               2006
                                                                             EUR'000            EUR'000
                                                                             -------            -------

Non-current assets
Property, plant & equipment                                                2,550,162          2,532,988
Intangible assets                                                             46,841             46,841
Available for sale financial asset                                           185,363                  -
Derivative financial instruments                                               3,888                763
                                                                             -------            -------

Total non-current assets                                                   2,786,254          2,580,592
                                                                             -------            -------
Current assets
Inventories                                                                    3,627              3,422
Other assets                                                                  48,842             29,453
Trade receivables                                                             24,207             29,909
Derivative financial instruments                                                 502             18,872
                                                                             -------            -------
Restricted cash                                                              204,040            204,040
Financial assets: cash > 3months                                             824,314            328,927
Cash and cash equivalents                                                  1,064,692          1,439,004
                                                                             -------            -------

                                                                             -------            -------
Total current assets                                                       2,170,224          2,053,627
                                                                             -------            -------
Total assets                                                               4,956,478          4,634,219
                                                                         ===========          =========
Current liabilities
Trade payables                                                                87,903             79,283
Accrued expenses and other liabilities                                       519,835            570,614
Current maturities of long term debt                                         158,049            153,311
Derivative financial instruments                                              69,854             27,417
Current tax                                                                   46,331             15,247
                                                                             -------            -------
Total current liabilities                                                    881,972            845,872
                                                                             -------            -------

Non-current liabilities
Provisions                                                                    22,723             16,722
Derivative financial instruments                                              74,864             81,897
Deferred income tax liability                                                134,881            127,260
Other creditors                                                               68,396             46,066
Long term debt                                                             1,476,874          1,524,417
                                                                             -------            -------
Total non-current liabilities                                              1,777,738          1,796,362
                                                                             -------            -------

Shareholders' equity
Issued share capital                                                           9,807              9,790
Share premium account                                                        602,664            596,231
Retained earnings                                                          1,796,750          1,467,623
Other reserves                                                              (112,453)           (81,659)
                                                                             -------            -------
Shareholders' equity                                                       2,296,768          1,991,985
                                                                             -------            -------
Total liabilities and shareholders' equity                                 4,956,478          4,634,219
                                                                         ===========          =========





Ryanair Holdings plc and Subsidiaries                                                    Page 3
Consolidated Cashflow Statement in accordance with IFRS (unaudited)



                                               Sep 30,         Sep 30,
                                                  2006            2005
                                               EUR'000         EUR'000
                                               -------         -------

Operating activities
----------------------
Profit before taxation                         372,190         269,522

Adjustments to reconcile profits before tax
to net cash provided by operating activities
Depreciation                                    71,622          61,337
(Increase) in inventories                         (205)         (3,733)
Decrease/(increase) in trade receivables         5,702          (5,286)
(Increase)/decrease in other current
assets                                         (16,320)          1,342
Increase/(decrease) in trade payables            8,620         (29,467)
(Decrease)/increase in accrued expenses        (55,320)          6,176
Increase in other creditors                     35,489          19,294
Increase in maintenance provisions               6,001           5,145
Interest receivable                             (3,069)         (3,654)
Interest payable                                 4,212             (52)
Retirement costs                                   329             289
Share based payment                              2,012             586
Income tax                                         328          (1,727)
                                               -------         -------
Net cash provided by operating                 431,591         319,772
activities                                     -------         -------

Investing activities
----------------------
Capital expenditure (purchase of property,
plant and equipment)                           (88,797)        (86,814)
Purchase of shares classified as available
for sale                                      (185,363)              -
(Investment)/reduction in financial assets:
cash > 3months                                (495,387)        122,655
                                               -------         -------
Net cash used in investing activities         (769,547)         35,841
                                               -------         -------

Financing activities
----------------------
Net proceeds from shares issued                  6,450          10,943
Proceeds from long term borrowings              32,758          16,496
Repayments of long term borrowings             (75,564)        (59,755)
                                               -------         -------
Net cash used in financing activities          (36,356)        (32,316)
                                               -------         -------

(Decrease)/increase in cash and cash
equivalents                                   (374,312)        323,297

Cash and cash equivalents at beginning
of period                                    1,437,847         871,354


Effects of exchange rates on foreign
currency balances                                1,157             904
                                               -------         -------


Cash and cash equivalents at end of          1,064,692       1,195,555
period                                         =======         =======






Ryanair Holdings plc and Subsidiaries                                                                     Page 4
Consolidated Statement of Recognised Income and Expense                               Sep 30,            Sep 30,
in accordance with IFRS (unaudited)                                                      2006               2005
                                                                                      EUR'000            EUR'000
                                                                                       -------           -------
Cash flow hedge reserve
New movements into cash flow hedge reserve                                              9,375             58,278
Movements from cash flow hedge reserve                                                (42,181)                 -
                                                                                       -------           -------
Net movements into cash flow hedge reserve                                            (32,806)            58,278
                                                                                       -------           -------
                                                                                       -------          -------
Profit for the period                                                                 329,127            242,175
                                                                                       -------           -------
                                                                                       -------           -------
Total recognised income and expense                                                   296,321            300,453
                                                                                       =======           =======

Reconciliation of adjusted earnings per share (unaudited)
                                                                                     Sep 30,            Sep 30,
                                                                                        2006               2005
                                                                                     EUR'000            EUR'000
                                                                                       -------           -------

Profit for the period under IFRS                                                     329,127            242,175

Adjustments
-------------
Aircraft insurance claim                                                                   -             (5,939)
Taxation adjustment for above                                                              -                742
                                                                                       -------          -------

Adjusted profit under IFRS                                                           329,127            236,978
                                                                                       =======           =======

Number of ordinary shares(in 000's)
                             -Basic                                                  771,413            764,509
                             -Diluted                                                776,456            769,603
Adjusted earnings per ordinary share
                             -Basic(EUR cent)                                          42.67              31.00
                             -Diluted(EUR cent)                                        42.39              30.79


Consolidated changes in shareholders' equity




                                                         Share
                                          Ordinary     premium      Retained           Other
                                            shares     account      earnings        reserves              Total
                                           EUR'000     EUR'000       EUR'000         EUR'000            EUR'000
                                            -------     -------       -------         -------           -------

Balance at
April 1, 2006                                9,790     596,231     1,467,623         (81,659)         1,991,985
Issue of ordinary equity shares                 17       6,433             -               -              6,450
----------------------                      -------     -------       -------         -------           -------
New movements into cash flow hedge reserve       -           -             -           9,375              9,375
Movements from cash flow hedge reserve           -           -             -         (42,181)           (42,181)
----------------------                      -------     -------       -------         -------           -------
Movement in reserves                             -           -             -         (32,806)           (32,806)
----------------------                      -------     -------       -------         -------           -------
Share -based payments                            -           -             -           2,012              2,012
Profit for the period                            -           -       329,127               -            329,127
                                            -------     -------       -------         -------           -------
Balance at September 30, 2006                9,807     602,664     1,796,750        (112,453)         2,296,768
                                            ========     =======       =======         =======          =======

Ryanair Holdings plc and Subsidiaries                                                              Page 5
Consolidated Income Statement in accordance                    Quarter   Quarter       Half year       Half year
with US GAAP (unaudited)                                        ended      ended           ended           ended
                                                              Sep 30,    Sep 30,         Sep 30,         Sep 30,
                                                                 2006       2005            2006            2005
                                                              EUR'000    EUR'000         EUR'000         EUR'000

Operating revenues
Scheduled revenues                                            602,089    470,495       1,092,102         816,781
Ancillary revenues                                             87,700     71,027         164,321         129,379
                                                              -------    -------         -------         -------

Total operating revenues
  -continuing operations                                     689,789    541,522       1,256,423         946,160
                                                             -------    -------         -------         -----
Operating expenses
Staff costs                                                   57,214     41,301         114,059          83,077
Depreciation                                                  36,450     29,985          72,419          61,942
Operating expenses
           Fuel & oil                                        169,580    126,967         337,042         236,873
           Maintenance, materials & repairs                   10,613      7,625          21,313          16,775
           Marketing & distribution costs                      5,885      3,387          11,608           8,729
           Aircraft rentals                                   12,996     10,679          25,394          20,737
           Route charges                                      50,305     42,563          98,384          83,933
           Airport & handling charges                         71,222     55,465         139,097         110,039
           Other                                              26,942     21,418          52,312          41,933
                                                             -------    -------         -------         -------
Total operating expenses                                     441,207    339,390         871,628         664,038
                                                             -------    -------         -------         -------
Operating profit before exceptional items                    248,582    202,132         384,795         282,122

Aircraft insurance claim                                           -          -               -           5,939
                                                             -------    -------         -------         -------
Operating profit after exceptional items -
continuing operations                                        248,582    202,132         384,795         288,061
                                                             -------    -------         -------         -------
Other (expenses)/income
Foreign exchange (losses)/gain                                  (908)      (481)         (1,229)            463
(Loss) on disposal of property, plant & equipment                  -        (16)              -             (16)
Finance income                                                16,069      9,211          28,923          17,821
Finance expense                                              (17,659)   (16,450)        (36,073)        (33,352)
                                                             -------    -------         -------         -------
Total other (expenses)/income                                 (2,498)    (7,736)         (8,379)        (15,084)
                                                             -------    -------         -------         -------

Income before taxation                                       246,084    194,396         376,416         272,977
Taxation                                                     (30,018)   (20,309)        (43,591)        (27,849)
                                                             -------    -------         -------         -------
Net income                                                   216,066    174,087         332,825         245,128
                                                             =======    =======         =======         =======
Net income per ADS
                        -Basic(Euro cent)                     139.99     113.57          215.72          160.32
                        -Diluted(Euro cent)                   138.95     112.77          214.32          159.26
Adjusted net income per ADS *
                        -Basic(Euro cent)                     139.99     113.57          215.72          156.92
                        -Diluted(Euro cent)                   138.95     112.77          214.32          155.88
Weighted Average number of shares
                        -Basic                               771,722    766,453         771,413         764,509
                        -Diluted                             777,491    771,875         776,456         769,603

* Calculated on net income before non-recurring items (net of tax). (5 ordinary shares equal 1 ADS)




Ryanair Holdings plc and Subsidiaries                                     Page 6


Summary of significant differences between IFRS and US generally accepted accounting principles (unaudited)

(A) Net income under US GAAP

                              Quarter ended          Half year ended
                             Sep 30,    Sep 30,      Sep 30,      Sep 30,
                              2006       2005         2006         2005
                           EUR'000    EUR'000      EUR'000      EUR'000



Net income in
accordance with
IFRS                       213,445    172,534      329,127      242,175


Adjustments
Pensions                      (107)      (100)        (215)         (17)
Share based
payments                         -        293            -          586
Capitalised interest (net
of amortisation)
regarding aircraft
acquisition
programme                    2,624      1,601        4,441        2,842
Darley Investments
Limited                          -         22            -           44
Taxation- effect of
above adjustments              104       (263)        (528)        (502)
                            --------   --------      -------      -------
Net income in
accordance with US
GAAP                       216,066    174,087      332,825      245,128
                            ========   ========      =======      =======



(B) Consolidated cashflow statement in accordance with US GAAP

                                                   Sep 30,      Sep 30,
                                                      2006         2005
                                                   EUR'000      EUR'000

Cash inflow from operating
activities                                         436,032      322,614
Cash (outflow)/inflow from investing
activities                                        (773,988)      32,999
Cash (outflow) from financing
activities                                         (36,356)     (32,316)
                                                   -------      -------

(Decrease)/increase in cash and cash
equivalents                                       (374,312)     323,297

Cash and cash equivalents at
beginning of period                              1,439,004      872,258
                                                   -------      -------

Cash and cash equivalents at end
of period                                        1,064,692    1,195,555
                                                   =======      =======



Cash and cash equivalents under
US GAAP                                         1,064,692    1,195,555

Restricted cash                                   204,040      204,040
Deposits with a maturity of between
three and six
months                                            824,314      406,752
                                                  -------      -------



Cash and liquid resources in accordance with
IFRS                                            2,093,046    1,806,347
                                                  =======      =======




Ryanair Holdings plc and Subsidiaries                      Page 7



Summary of significant differences between IFRS and US generally accepted accounting principles
(unaudited)



(C) Shareholders' funds - equity

                                                Sep 30,      Sep 30,
                                                   2006         2005
                                                EUR'000      EUR'000
                                                -------      -------

Shareholders' equity as reported in the
consolidated balance
sheets in accordance with IFRS                2,296,768    1,918,409

Adjustments:
Pension                                           9,026       11,688
Share based payments                                             586
Capitalised interest (net of amortisation)
regarding aircraft acquisition programme         33,889       25,789
Darley Investments Limited                                       (19)
Minimum pension liability(net of tax)            (4,295)      (6,496)
Tax effect of adjustments( excluding
pension & derivative adjustments)                (6,459)      (5,498)
                                                -------      -------

Shareholders' equity as adjusted to accord
with US GAAP                                  2,328,929    1,944,459
                                                =======      =======


Opening shareholders' equity
under US GAAP                                 2,020,448    1,630,113



Comprehensive income

Unrealised (losses)/gains on derivative
financial instruments(net of tax)               (32,806)      58,275

Net income in accordance with US
GAAP                                            332,825      245,128
                                                -------      -------
Total comprehensive income                      300,019      303,403



Share based payments                              2,012            -



Stock issued for cash                             6,450       10,943
                                                -------      -------



Closing shareholders' equity in accordance
with US GAAP                                  2,328,929    1,944,459
                                                =======      =======


                              Ryanair Holdings plc

                 Management Discussion and Analysis of Results

Introduction

For the purposes of the MD&A all figures and comments are by reference to the adjusted income statement excluding exceptional items referred to below.

Exceptional items for the half year ended September 30, 2005 consist of a receipt of EUR5.2m (net of tax) arising from the settlement of an insurance claim for the scribing of 6 Boeing 737-200 aircraft.

Profit after tax increased by 36% to EUR329.1m during the six months ended September 30, 2006 compared to last year. The adjusted profit for the half year, increased by 39% to EUR329.1m.


Summary Half Year Ended September 30, 2006

Profit after tax increased by 36% to EUR329.1m, compared to EUR242.2m in the previous half year ended September 30, 2005. These results were achieved by strong growth in passenger volumes and continued tight cost control, excluding fuel and staff costs, which were both significantly higher than in previous periods. Total operating revenues increased by 33% to EUR1,256.4m, which is greater than the 23% growth in passenger volumes, as average fares rose by 9% and ancillary revenues grew by 27% to EUR164.3m. Total revenue per passenger as a result increased by 8% whilst Passenger Load Factor increased by 1 point to 87% during the period.

Total operating expenses increased by 31% to EUR870.6m, due to the increased level of activity, and the increased costs, associated with the growth of the airline. Fuel, which represents 39% of total operating costs compared to 36% last year, increased by 42% to EUR337.0m due to substantial increases in the US dollar cost per gallon, partially offset by a positive movement in the US dollar exchange rate and a 2% reduction in fuel consumption due to the installation of winglets on a portion of our Boeing 737-800 fleet. The remaining retro-fit winglets will be installed across the fleet by year end. Unit costs excluding fuel and staff costs declined by 1%. Staff costs rose by 36% reflecting an increase in our crewing ratios primarily as a result of increases in our sector length. Despite the significantly higher fuel and staff costs incurred, operating margins increased by 1 point to 31%, whilst operating profit before exceptional items increased by 37% to EUR385.8m.

Net Margins increased by 1 point to 26% for the reasons outlined above.

Adjusted basic earnings per share have risen by 38% to EUR42.67 cent for the period.


Balance Sheet

The strong growth in profitability continues to positively impact the balance sheet with Total Cash increasing by EUR121.1m to EUR2,093.1m despite investing EUR185.4m in a 15% stake in Aer Lingus and funding an additional EUR88.8m in capital expenditure from internal resources. The company debt financed one
Boeing 737-800 aircraft and funded additional aircraft deposits during the period. Total debt declined during the period as repayments exceeded debt drawdown by EUR42.8m. Shareholders' Funds at September 30, 2006 have increased by EUR304.8m to EUR2,296.8m, compared to March 31, 2006 reflecting the EUR329.1m increase in profitability during the period and the exercise of share options which increased shareholder funds by EUR6.5m, offset by a reduction of EUR30.8m resulting from the required IFRS accounting treatment for derivative financial instruments, pensions and stock options.



Detailed Discussion and Analysis Half Year Ended September 30, 2006

Profit after tax, increased by 36% to EUR329.1m due to a 9% increase in average fares, strong growth in ancillary revenues, and tight cost control which was offset by fuel costs increasing by 42% to EUR337.0m primarily reflecting the higher US dollar cost per gallon and a one off step up in staff costs which rose by 36% to EUR113.8m. Operating margins, as a result, increased by 1 point to 31%, which in turn resulted in operating profit before exceptional items increasing by 37% to EUR385.8m compared to half year ended September 30, 2005.

Total operating revenues increased by 33% to EUR1,256.4m due to the combination of a 23% increase in passengers carried, an improvement in average fares and the growth of ancillary revenues.

Scheduled passenger revenues increased by 34% to EUR1,092.1m due to a 9% improvement in average fares reflecting the benign yield environment supported by competitor fuel surcharges and the positive impact of Easter in fares. Easter is not included in the prior year comparative as it occurred earlier. Passenger volumes increased by 23% to 22.1m reflecting increased passenger numbers on existing routes, the successful launch of our new routes and expansion of our bases. Load factor increased by 1 point to 87% during the period.

Ancillary revenues continue to perform strongly with revenues growing by 27% to EUR164.3m in the period. This performance reflects the strong growth in on board sales, non-flight scheduled revenues, and other ancillary products. Ancillary revenues continue to grow at a faster rate than passenger volumes.

Total operating expenses rose by 31% to EUR870.6m due to the increased level of activity, and the increased costs associated with the growth of the airline particularly higher fuel and staff costs. Total operating costs were also adversely impacted by a 5% increase in the average sector length, whilst higher US dollar fuel prices were partly offset by the strength of the euro exchange rate against the US dollar.

Staff costs have increased by 36% to EUR113.8m. This primarily reflects a 31% increase in average employee numbers to 3,768 and the impact of pay increases granted during the period. Employee numbers rose due to an increase in our aircraft crewing ratios as a result of continued increases in sector length. Pilots, who earn higher than the average salary, accounted for 42% of the increase in employment during the period.

Depreciation increased by 17% to EUR71.6m. There are an additional thirteen 'owned' Boeing 737-800 aircraft in the fleet this year compared to last year. The resultant higher depreciation charge was offset by a combination of lower amortisation due to the retirement of Boeing 737-200 aircraft and the positive impact of a new engine maintenance deal on the cost of amortisation of Boeing 737-800 aircraft. The strengthening of the euro to US dollar also had a positive impact on the depreciation and amortisation charge.

Fuel costs rose by 42% to EUR337.0m due to a 21% increase in the number of hours flown and a significant increase in the average US dollar cost per gallon of fuel partially offset by the positive impact of the strengthening of the euro to the US dollar and a 2% reduction in fuel consumption due to the installation of winglets on part of our Boeing 737-800 fleet.



Maintenance costs increased by 27% to EUR21.3m, faster than the increase in the number of hours flown, due to an increase in the number of leased Boeing 737-800 aircraft from 17 to 24, partially offset by the improved reliability of the Boeing 737-800's operated, a lower level of maintenance costs incurred due to the retirement of the Boeing 737-200's and the positive impact of the strengthening of the euro exchange rate against the US dollar.

Marketing and distribution costs increased by 33% to EUR11.6m due to a higher level of marketing activity and related expenditure compared to the previous year as the number of routes operated rose by 42% to 304 at the period end and the number of bases increased by 1 to 15.

Aircraft rental costs increased by 23% to EUR25.4m reflecting an additional 7 aircraft on operating lease during the period.

Route charges rose by 17% to EUR98.4m due to an increase in the number sectors flown, and a longer average sector length, offset by a reduction in enroute charges in certain EU countries.

Airport and handling charges increased by 26% to EUR139.1m. This is higher than the growth in passenger volumes and reflects the impact of increased costs at some of our airports and in particular at our Dublin base, which has a significantly higher cost per passenger, offset by lower costs at new airports and bases (excluding Dublin), and the positive impact of the euro/sterling exchange rate during the period.

Other expenses increased by 25% to EUR52.3m, which is less than the growth in ancillary revenues due to improved margins on some new and existing products, and cost reductions achieved on certain indirect costs.

Operating margins have increased by 1 point to 31% for the period due to the reasons outlined above which has resulted in operating profits increasing by 37% to EUR385.8m.

Interest receivable has increased by 62% to EUR28.9m due to a combination of higher levels of cash and cash equivalents and increases in average deposit rates earned in the period.

Interest payable increased by EUR4.5m due to the drawdown of debt to part fund the purchase of new aircraft during the period and higher floating interest rates.

The Company's Balance Sheet continues to strengthen due to the strong growth in profits during the period. The Company generated cash from operating activities of EUR431.6m which part funded the investment in financial assets of EUR185.4m and capital expenditure during the period with the balance reflected in Total Cash of EUR2,093.0m. Capital expenditure of EUR88.8m primarily comprised of the delivery of one aircraft and advance payments for future aircraft deliveries. Long term debt, net of repayments decreased by EUR42.8m during the period.

Shareholders' Equity at September 30, 2006 has increased by EUR304.8m to EUR2,296.8m, compared to March 31, 2006 reflecting the EUR329.1m increase in profitability during the period and the exercise of share options which increased shareholder funds by EUR6.5m, offset by a reduction of EUR30.8m resulting from the IFRS accounting treatment for derivative financial instruments, pensions and stock options.




Detailed Discussion and Analysis Quarter Ended September 30, 2006

Profit after tax, increased by 24% to EUR213.4m due to average fares improving by 6% and strong ancillary revenue growth, which was offset by fuel costs which rose 34% to EUR169.6m reflecting the higher US dollar cost per gallon and the one off step up in staff costs which rose by 38% to EUR57.1m. Operating margins, as a result of these higher costs, fell by 1 point to 36%. Strong cost control on other line items coupled with increases in total operating revenues resulted in operating profit increasing by 23% to EUR249.1m compared to the previous quarter ended September 30, 2005.

Total operating revenues increased by 27% to EUR689.8m whilst passenger volumes increased by 21% to 11.5m. Total revenue per passenger increased by 5% in the quarter due to a combination of higher average fares, and strong ancillary revenue growth.

Scheduled passenger revenues increased by 28% to EUR602.1m due to a combination of higher passenger numbers on existing routes, the successful launch of new routes and a 6% improvement in average fares.

Ancillary revenues increased 23% to EUR87.7m, a faster growth rate than passenger volumes, reflecting a strong performance in non-flight scheduled revenues, on-board sales and other ancillary products

Total operating expenses increased by 30% to EUR440.7m due to the increased level of activity, and in particular higher fuel and staff costs. Total operating costs were also adversely impacted by an increase in the average sector length, whilst higher US dollar fuel prices were partially offset by the strength of the euro exchange rate against the US dollar and lower fleet burn resulting from the newly installed winglets.

Staff costs have increased by 38% to EUR57.1m primarily due to a 30% increase in average employee numbers to 3,881 in the quarter and the impact of pay increases granted. Employee numbers rose due to an increase in our aircraft crewing ratios as a result of continued increases in average sector length. Pilots, who earn higher than the average salary, accounted for 43% of the increase in employment during the period.

Depreciation increased by 21% to EUR36.0m due to an increase in the size of the 'owned' fleet from 74 to 87, offset by a lower amortisation charge due to the retirement of Boeing 737-200 aircraft and the positive impact of a new engine maintenance deal on the cost of aircraft amortisation. The strengthening of the euro to US dollar also had a positive impact on the depreciation and amortisation charge relating to new aircraft deliveries.

Fuel costs rose by 34% to EUR169.6m due to an increase in the number of sectors flown, a 6% increase in sector length, and a significantly higher average US dollar cost per gallon of fuel. The increased costs were partially offset by the positive impact of the strengthening of the euro to the US dollar during the year and a 2% reduction in fuel consumption due to the installation of winglets on part of our Boeing 737-800 fleet.

Maintenance costs increased by 39% to EUR10.6m faster than the increase in the number of hours flown due to an increase in the number of leased Boeing 737-800 aircraft from 17 to 24, partially offset by the improved reliability of the Boeing 737-800's operated, a lower level of maintenance costs incurred due to the retirement of the Boeing 737-200's, and the positive impact of the strengthening of the euro exchange rate against the US dollar.



Marketing and distribution costs increased by 39% to EUR5.9m due to a higher level of marketing activity and related expenditure compared to the previous year as the number of routes operated rose by 42% to 304 at the period end and the number of bases increased by 1 to 15.

Aircraft rental costs increased by 22% to EUR13.0m reflecting an additional 3 aircraft on operating lease during the period.

Route charges rose by 18% to EUR50.3m due to an increase in the number of sectors flown and an increase of 6% in the average sector length, offset by a reduction in enroute charges in certain EU countries.

Airport and handling charges increased by 28% to EUR71.2m, which was higher than the growth in passenger volumes and reflects the impact of increased costs at certain existing airports, specifically at our Dublin base which has a much higher average cost per passenger, offset by lower costs at new airports and bases, and the positive euro/sterling exchange rate.

Other expenses increased by 26% to EUR26.9m, which is higher than the growth in ancillary revenues due to improved margins on some existing products and cost increases on some indirect costs.

Operating margins have fallen by 1 point to 36% due to the reasons outlined above whilst operating profits have increased by 23% to EUR249.1m during the quarter.

Interest receivable has increased by 74% to EUR16.1m in the quarter due to the combined impact of higher levels of cash and cash equivalents and increases in average deposit rates earned compared to the same period last year.

Interest payable increased by 13% to EUR20.7m due to the drawdown of debt to part fund the purchase of new aircraft and higher floating interest rates.



                       Notes to the Financial Statements

 1. - Accounting Policies

    This period's financial information has been prepared in accordance with the accounting policies set out in Ryanair's consolidated financial statements for the year ended March 31, 2006, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU. The comparative financial information for the six month period ended September 30, 2005 has been restated on a consistent basis.

 2. - Approval of the Preliminary Announcement

    The Audit Committee approved the consolidated financial statements for the half year ended September 30, 2006 on November 3, 2006.

 3. - Generally Accepted Accounting Policies

    The Management Discussion and Analysis of Results for the half year ended September 30, 2006 and the comparative period are based on the results reported under the group's IFRS accounting policies, as adjusted for certain exceptional items.

 4. - Available for Sale Securities

    During the period the company acquired a EUR185.4m stake in Aer Lingus representing 15% of its share capital at September 30, 2006.

 5. - Accounting for Share-Based Payments

        Under SFAS No. 123R, which was adopted by the Company on April 1, 2006, the Company is required to account for share-based employee compensation using a fair value based method. The Company has elected to use the Binomial Lattice option pricing model to determine the fair-value of share-based awards under SFAS No. 123R, consistent with that previously used for pro forma disclosures under SFAS No. 123 ("Accounting for Stock-Based Compensation").

        The Company has elected to use the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of the revised standard. In this period's financial information, the Company has, as a result of the adoption of SFAS No. 123R, recorded incremental share-based compensation expense of EUR2.012 million in its US GAAP income statement.

        Prior to the adoption of SFAS No. 123R, the Company measured compensation expense for its employee share-based compensation plans using the intrinsic method prescribed by APB Opinion No. 25. The Company applied the disclosure provisions of SFAS No. 123, as if the fair value based method has been applied in measuring compensation expense. Under APB Opinion No. 25, when the exercise price of the Group's employee share options was equal to the market price of the underlying share on the date of grant, no compensation expense was recognised. If the Company had applied the fair value recognition provisions of SFAS No. 123 to share-based compensation during the three month period ended September 30, 2005, reported income under US GAAP would have changed from EUR174.087 million to EUR173.796 million with resulting Net income per ADS, basic and diluted, of 113.57 Euro cents and 112.77 Euro cents respectively.





Independent review report to Ryanair Holdings plc for the six months ended September 30, 2006

Introduction

We have been engaged by the Company to review the financial information which comprises the consolidated balance sheet of Ryanair Holdings plc at September 30, 2006 and the related consolidated statements of income, statement of recognised income & expense and cash flows for the six month period then ended and the related notes as set out on pages 1 to 7. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Irish Stock Exchange and the UK Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have reached.


Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where there are any changes, and the reasons for them, are disclosed.


Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 "Review of Interim Financial Information" issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.


Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented at and for the six months ended September 30, 2006.


KPMG                                                 November 3, 2006
Chartered Accountants
Dublin, Ireland




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:    06 November 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director